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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                HLM DESIGN, INC.
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                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.001
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                         (Title of Class of Securities)


                                  404 217 10 1
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                                 (CUSIP Number)

Thomas J. Berthel                                     Copy to: Michael K. Denney
Berthel Fisher & Company                              Bradley & Riley, P.C.
701 Tama St.                                          2007 First Avenue, S.E.
Marion, IA 52302                                      Cedar Rapids, IA 52403
(319) 447-5700                                        (319) 363-0101
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 16, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 404 217 10 1
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1   NAMES OF REPORTING PERSONS.    THOMAS J. BERTHEL
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    25,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    219,756
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    25,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    219,756
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,756
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 404 217 10 1
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.    BERTHEL FISHER & COMPANY
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    42-1254805
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    201,456
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    201,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     201,456
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC; CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 404 217 10 1
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    42-1029773
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    60,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    60,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BD; CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  404 217 10 1                  13D/A                            PAGE 5

ITEM 1.   SECURITY AND ISSUER.

         Shares of the common stock, $.001 par value (the "Common Stock"), of HLM Design, Inc. (the Issuer"), a Delaware corporation, 121 West Trade Street, Suite 2950, Charlotte, NC 28202, (704) 358-0779.

ITEM 2.   IDENTITY AND BACKGROUND.

         The persons jointly filing this Schedule 13D/A are: Thomas J. Berthel, Berthel Fisher & Company ("BFC") and Berthel Fisher & Company Financial Services, Inc. ("Financial Services"). They are referred to individually as a "Filing Person" and collectively as the "Filing Persons." Because Financial Services' beneficial ownership of shares of Common Stock is now below 5% of the outstanding shares of Common Stock, Financial Services is no longer required to file Schedule 13D.

         BFC and Financial Services are Iowa corporations with their principal places of business at 701 Tama St., Marion, Iowa 52302.

         BFC, a financial services holding company, owns 80.1% of the voting stock of Financial Services, a broker-dealer registered with the Securities Exchange Commission and a member of the National Association of Securities Dealers.

         BFC owns 95.17% of the voting stock of Berthel Fisher & Company Leasing, Inc. ("Leasing"). Leasing is not a Filing Person. Leasing owns 43,631 shares of Common Stock which may be deemed to be beneficially owned by BFC and Thomas J. Berthel. For purposes of this Schedule 13D/A, BFC and Thomas J. Berthel are treated as having shared voting power and shared dispositive power with respect to the shares of Common Stock owned by Leasing.

         BFC owns all of the outstanding stock of Berthel Fisher & Company Investments, Inc. ("Investments"), an Iowa corporation. Investments is not a Filing Person. Investments owns 70,625 shares of Common Stock which may be deemed to be beneficially owned by BFC and Thomas J. Berthel. For purposes of this Schedule 13D/A, BFC and Thomas J. Berthel are treated as having shared voting power and shared dispositive power with respect to the shares of Common Stock owned by Investments.

         Thomas J. Berthel is the President, Chairman and largest shareholder of BFC; his principal place of business is located at 701 Tama St., Marion, Iowa 52302. Mr. Berthel is a United States citizen. Mr. Berthel is the President, Chairman and Chief Executive Officer of Leasing and Financial Services. Mr. Berthel is the President and Chief Executive Officer of Investments. Mr. Berthel may be deemed to be a control person of BFC, Financial Services, Leasing, and Investments, and is treated as such for purposes of this Schedule 13D/A. Although Mr. Berthel does not vote or control 16,300 shares owned by his wife, 1,000 shares owned by his daughter and 1,000 shares owned by his son, Mr. Berthel is treated for purposes of this Schedule 13D/A as if he were the beneficial owner of the shares of Common Stock owned by his wife and children.

         During the past five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a

CUSIP NO.  404 217 10 1                13D/A                             PAGE 6

         civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         None of the Filing Persons acquired beneficial ownership of shares of Common Stock during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing.

ITEM 4.   PURPOSE OF TRANSACTION.

         None of the Filing Persons acquired beneficial ownership of shares of Common Stock during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing.

         Financial Services disposed of 62,366 shares of Common Stock on April 16, 2003. Investments disposed of 37,634 shares of Common Stock on April 16, 2003. Disposal of the shares by both Financial Services and Investments was based on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, general economic conditions and money and stock market conditions.

         The Filing Persons have no present intention (and the Filing Persons are informed that Mr. Berthel's wife, Mr. Berthel's children, Investments and Leasing have no present intention) to effect or participate in the formulation of:

                  (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (b) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (c) any material change in the present capitalization or dividend policy of the Issuer;

                  (d) any other material change in the Issuer's business or corporate structure;

                  (e) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (f) any act or course of conduct causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO.  404 217 10 1                 13D/A                            PAGE 7

                  (g) any act or course of conduct causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

                  (h)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Shares owned by each Filing Person as of the date of this filing and transactions of each Filing Person during the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing are set forth below. All such transactions, unless indicated to the contrary, were effected in brokerage transactions on the Midwest Stock Exchange.

         THOMAS J. BERTHEL

         Date of Event which Requires Filing of this Statement - April 16, 2003. For purposes of this filing, Mr. Berthel is deemed to have shared voting and shared dispositive power with respect to shares of Common Stock owned by BFC. On April 16, 2003, BFC's subsidiaries, Investments and Financial Services, sold 37,634 and 62,366 shares of Common Stock, respectively, which collectively represented 4.0% of the outstanding shares of Common Stock. All of the shares of Common Stock were sold for $1.98 per share.

         Interest in Securities of the Issuer. Thomas J. Berthel has sole voting and sole dispositive power with respect to 25,000 shares of Common Stock. Mr. Berthel can be deemed to have shared voting and shared dispositive power with respect to 219,756 shares of Common Stock, as follows: 18,300 shares of Common Stock owned by his wife and children; 27,200 shares of Common Stock owned by BFC; 43,631 shares of Common Stock owned by Leasing; 70,625 shares of Common Stock owned by Investments; and warrants owned by Financial Services to acquire 60,000 shares of Common Stock at a price of $7.20 per share. The warrants expire June 18, 2004.

         During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Mr. Berthel, Mr. Berthel's wife and Mr. Berthel's children made no acquisitions or dispositions of Common Stock.

         BERTHEL FISHER & COMPANY ("BFC")

         Date of Event which Requires Filing of this Statement - April 16, 2003. On April 16, 2003, BFC's subsidiaries, Investments and Financial Services, sold 37,634 and 62,366 shares of Common Stock, respectively, which collectively represented 4.0% of the outstanding shares of Common Stock. All of the shares of Common Stock were sold for $1.98 per share.

         Interest in Securities of the Issuer. BFC has sole voting and sole dispositive power with respect to no shares of Common Stock. BFC can be deemed to have shared voting and shared dispositive power with respect to 201,456, as follows: 27,200 shares of Common Stock owned by BFC; 43,631 owned by Leasing; 70,625 owned by Investments; and warrants owned by Financial Services to acquire 60,000 shares of Common Stock at a price of $7.20 per share. The warrants

CUSIP NO.  404 217 10 1                13D/A                             PAGE 8

         expire June 18, 2004. During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, BFC made no acquisitions or dispositions of shares of Common Stock.

         BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. ("FINANCIAL
         SERVICES")

         Date of Event which Requires Filing of this Statement - April 16, 2003. On April 16, 2003 Financial Services sold 62,366 shares of Common Stock for $1.98 per share, which represented 2.5% of the outstanding shares of Common Stock.

         Interest in Securities of the Issuer. Financial Services has sole voting and sole dispositive power with respect to no shares of Common Stock. Financial Services can be deemed to have shared voting and shared dispositive power with respect to the warrants to acquire 60,000 shares of the Common Stock at a price of $7.20 per share. The warrants expire June 18, 2004. During the period beginning with the last amendment to this Schedule 13D/A and ending with the date of this filing, Financial Services made no acquisitions of shares of Common Stock and made no dispositions of shares of Common Stock, except as stated in the foregoing paragraph.

         The purpose of this Amendment No. 3 is to report the disposition of shares of Common Stock and to report the date on which Financial Services ceased to be the beneficial owner of more than five percent of Common Stock. On April 16, 2003, Financial Services ceased to be the beneficial owner of more than five percent of Common Stock of the Issuer; therefore, Financial Services is no longer required to file amendments to the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filing Persons disclaim any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer.

         The filing of this Schedule 13D/A by each of the Filing Persons shall not be construed as an admission that each Filing Person is, for the purpose of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP NO.  404 217 10 1                   13D/A                          PAGE 9



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2003                      /s/  Thomas J. Berthel
                                        ---------------------------------------
                                           THOMAS J. BERTHEL

Dated:  April 18, 2003                  BERTHEL FISHER & COMPANY

                                        BY:     /s/  Thomas J. Berthel
                                            -----------------------------------
                                                THOMAS J. BERTHEL, President

Dated:  April 18, 2003                  BERTHEL FISHER & COMPANY
                                        FINANCIAL SERVICES, INC.

                                        BY:     /s/  Thomas J. Berthel
                                            -----------------------------------
                                                THOMAS J. BERTHEL, Chairman

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).